SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 30)

BIOTIME, INC.
(Name of Issuer)

Common Shares, no par value	09066L105
(Title of class of securities)	(CUSIP number)

Alfred D. Kingsley.
Greenway Partners, L.P.
150 E. 57th Street
New York, New York 10022
(212) 355-6800
(Name, address and telephone number of person authorized to receive notices and communications)
March 28, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box    ☐ .

Note:  When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission.   See  Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))
(Page 1 of 7 Pages)

CUSIP No. 09066L105	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON: GREENBELT CORP. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3791931
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER	1,682,505
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	1,682,505
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	1,682,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	3.06%
14	TYPE OF REPORTING PERSON:	CO

CUSIP No. 09066L105	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON: GREENWAY PARTNERS, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3714238
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	375,351
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	375,351
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	375,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0.68%
14	TYPE OF REPORTING PERSON:	PN

1.0CUSIP No. 09066L105	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON: ALFRED D. KINGSLEY S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	7,652,906
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	1,682,505
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	7,652,906
PERSON WITH	10	SHARED DISPOSITIVE POWER:	1,682,505
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	9,335,411
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	16.9%
14	TYPE OF REPORTING PERSON:	IN

This Amendment No. 30 (“Amendment No. 30”) amends and supplements the Statement on Schedule 13D (as amended by Amendment No. 1, dated May 14, 1998, Amendment No. 2, dated August 18, 2000, Amendment No. 3, dated December 8, 2000, Amendment No. 4, dated March 30, 2001, Amendment No. 5, dated August 31, 2001, Amendment No. 6, dated April 1, 2002, Amendment No. 7 dated April 17, 2002, Amendment No. 8 dated May 31, 2002, Amendment No. 9 dated July 3, 2002, Amendment No. 10 dated December 3, 2002, Amendment No. 11 dated April 25, 2003, Amendment No. 12 dated October 2, 2003, Amendment No. 13 dated January 26, 2004, Amendment No. 14 dated February 2, 2004, Amendment No. 15 dated September 12, 2005, Amendment No. 16 dated December 27, 2005, Amendment No. 17, dated May 16, 2006, Amendment No. 18 dated October 18, 2007, Amendment No. 19 dated April 9, 2008, Amendment No. 20 dated November 19, 2008, Amendment No. 21 dated January 7, 2009,  Amendment No. 22 dated April 20, 2009, Amendment No. 23 dated July 2, 2009, Amendment No. 24 dated August 24, 2009, Amendment No. 25 dated August 19, 2010, Amendment 26 dated November 17, 2010, Amendment No. 27 dated July 30, 2012, Amendment No. 28 dated December 18, 2012, and Amendment No. 29, dated, January 9, 2013 (the “Statement”)) relating to the common shares, no par value (the “Shares”), of BioTime Inc., a California corporation (the “Company”), and is filed by and on behalf of Greenbelt Corp. (“Greenbelt”), Greenway Partners, L.P. (“Greenway”), Greenhouse Partners, L.P. (“Greenhouse”), and Alfred D. Kingsley (collectively, the “Reporting Persons”).  Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information on each Reporting Person’s respective cover sheet and presented in response to Item 5 in the Schedule prior to this Amendment is incorporated by reference herein.  There has been no material change from the information last reported in the Schedule.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons have acquired their Shares for investment.  The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below or as may otherwise have been disclosed in the Statement, would relate to or would result in: (a) any extraordinary corporate transaction involving the Company; (b) any change in the present Board of Directors or management of the Company; (c) any material change in the present capitalization or dividend policy of the Company; (d) any material change in the operating policies or corporate structure of the Company; (e) any change in the Company's charter or by-laws; (f) the Shares of the Company ceasing to be listed on the NYSE MKT; or (g) causing the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)         As of the date of this statement, each of the Reporting Persons beneficially owned the Shares and the percentage of the outstanding Shares of the Company shown on their respective cover page, which information is incorporated by reference herein by such Reporting Person.  The percentages are based upon information provided by the Company as to the number of shares outstanding as of March 14, 2013, as reported by the Company in its Annual Report on Form 10-K for the year ended December 31, 2012.

The Reporting Persons may be deemed to have direct beneficial ownership of Shares as set forth in the following table.  In such table, pursuant to Rule 13d-3, the Shares issuable upon the exercise of certain options owned by Mr. Kingsley are deemed outstanding for determining the percentage ownership of Shares by Mr. Kingsley, who is the direct beneficial owner thereof.

Name	Number of Shares	Approximate Percentage Of Outstanding Shares
Greenbelt	1,682,505	3.06%
Greenway	375,351	0.68%
Kingsley	7,277,555	13.21%

Greenbelt has direct beneficial ownership of 1,682,505 Shares.  Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own the Shares that Greenbelt beneficially owns.  Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

Greenway has direct beneficial ownership of 375,351 Shares.  Mr. Kingsley, as the general partner of Greenway, may be deemed to beneficially own the Shares which Greenway beneficially owns.

(b)         If Mr. Kingsley were to exercise the portions of the options he holds that are presently exercisable and that will become exercisable within the next 60 days, he would have the sole power to vote or direct the vote of 7,277,555 Shares and the sole power to dispose or direct the disposition of such Shares.

(c)         The Reporting Persons acquired or disposed of the following Shares in the following transaction:

  (i)           During the fourth quarter of 2012, Greenbelt gifted a total of 16,000 Shares to charitable organizations;

  (ii)          On October 25, 2012, Greenbelt made a distribution of 270,000 Shares to its shareholders.  Mr. Kingsley received 180,000 Shares in the distribution.

  (iii)         On March 28, 2013, Mr. Kingsley sold 200,000 Shares in a private transaction for $3.81 per share.

    (d)         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.

(e)         No change.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No change

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:  March 29, 2013

/s/ Alfred D. Kingsley
Alfred D. Kingsley

GREENWAY PARTNERS, L.P.

By:	Greenhouse Partners, L.P.,
its general partner

By:	/s/ Alfred D. Kingsley
Alfred D. Kingsley, General Partner

GREENBELT CORP.

By:	/s/ Alfred D. Kingsley
Alfred D. Kingsley, President